SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Material Change Report of Registrant as filed on SEDAR on September 13, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 14, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

2

ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (Formerly: Eugenic Corp.)  (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 11, 2010 and August 23, 2010

Item 3.	News Release

Press release issued by the Company on September 8, 2010 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

The 10% Zavala County, Texas Interest

On June 11 , 2010 the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout in approximately 2,629 gross acres of land in Zavala County, Texas for consideration of USD $200,000. The acquisition had closed in escrow pending receipt of Defensible Title to the Assets.

The Dyami Energy LLC Acquisition

On August 23, 2010 the Company entered into an acquisition agreement to acquire all of the issued and outstanding membership interests of Dyami Energy LLC a Texas limited liability Company (“Dyami Energy”).

Item 5.	Full Description of Material Change

The 10% Zavala County, Texas  Interest

On June 14, 2010, the Company announced that on June 11, 2010 it acquired a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross in approximately 2,629 gross acres of land in Zavala County, Texas (the “10% Interest”) which had closed in escrow pending Defensible Title (see Material Change Report dated June 15, 2010). Defensible title to the 10% Interest was received and on August 31, 2010 the Company completed the acquisition.

The Company paid USD $200,000 as consideration for the 10% Zavala County Interest, satisfied by the payment of $25,000 in cash and a $175,000, 5% secured promissory note paid on closing (the “Note”).

Under the terms of the Note, the principal sum of $100,000 was due on December 31, 2010, and the balance of principal of $75,000 together with any unpaid interest was due on June 30, 2011, however the parties agreed to modify the payment due dates of the Note as follows: $100,000 of principal together with all accrued interest is due and payable on February 28, 2011 and $75,000 of principal together with all accrued interest is due and payable on August 31, 2011. The Company may, in its sole discretion, prepay any portion of the principal amount. The note is secured by the 10% Interest.

The Dyami Energy LLC Acquisition

On August 23, 2010 the Company announced that it had entered into an acquisition agreement dated August 10, 2010 among Dyami Energy and the Members of Dyami Energy to acquire all of the issued and outstanding membership interests of Dyami Energy (see Material Change Report dated August 25, 2010). The acquisition of Dyami Energy was completed on August 31, 2010.

As consideration for the acquisition, the Eagleford Energy issued 3,418,467 units of the Company at US$0.90 per unit in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assumed US$960,000 of Dyami Energy debt by way of a secured promissory note (the “Secured Note”). Each unit is to be comprised of one common share and one-half a purchase warrant (the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units”). The Secured Note bears interest at 6% per annum, is secured by the Leases and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

The members of Dyami Energy entered into lock up/escrow agreements on closing. The members of Dyami Energy placed into escrow 50% of the Units (1,709,234 common shares and 854,617 purchase warrants) until such time that Company receives a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”).  In the event the Report is not received by the Company within two years of the closing date of the acquisition, the escrow units are returned to the Company for cancellation. In addition without Eagleford Energy’s prior written consent, the members of Dyami Energy may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer title to or otherwise dispose of any of the Units during the period commencing on August 31, 2010 and ending on August 31, 2011 (the “Lock-Up Period”). During the Lock-Up Period, the members of the Company may not effect or agree to effect any short sale or certain related transactions with respect to the Eagleford Energy’s common shares.

In connection with the acquisition, the Company through Dyami Energy  entered into a one year employment agreement with Eric Johnson under which (i) Eric Johnson will work for Dyami Energy in the capacity of Vice President of Operations; (ii) Eric Johnson will receive an annual salary of US$75,000 for the first year, such salary to accrue until it can be paid monthly from Dyami’ Energy’s available cash reserves; and (iii) Eric Johnson will receive 850,000 common share purchase warrants, exercisable on an earn-out basis, for the purchase of 850,000 common shares of Eagleford at a price of US$1.00 per share during a period of five years from the date of issuance as follows:

Event	Number of Warrants Earned

Enhanced Oil Recovery Pilot Project Commencement(1)	100,000
$10,000,000 in Gross Sales(2)	100,000
$25,000,000 in Gross Sales(2)	100,000
$100,000,000 in Gross Sales(2)	100,000
$250,000,000 in Gross Sales(2)	100,000
$500,000,000 in Gross Sales(2)	100,000
Enhanced Oil Recovery Phase 2 Project Commencement(3)	250,000

(1)           Refers to the commencement of an enhanced oil recovery system on the Matthews Lease resulting in the production of oil from the San Miguel formation from a configuration of 3 wells or more through an injection operation utilizing hot water, steam, nitrogen, or other such enhanced oil recovery system (the EOR Pilot Project) while Eric Johnson is an employee of the Dyami Energy.

(2)           Refers to revenues generated from oil or gas produced on the Matthews Lease and Murphy Lease while Eric Johnson is an employee of the Dyami Energy.

(3)           Refers to the production of oil from the San Miguel formation from an expansion of the EOR Pilot Project on the Matthews Lease that results in the production of oil at a rate of no less than 500 barrels a day net to Dyami Energy and continues at such rate of production for no less than 180 consecutive days while Eric Johnson is a full time employee of Dyami Energy.

The assets of Dyami Energy include a 75% working interest (56.25% net revenue interest after royalties) before payout which reduces to a 61.50% working interest (46.125% net revenue interest after royalties) after payout of $12,500,000 of production in a lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”) and working interests ranging from 90% to 97% (net revenue interests after royalties ranging from 67.5% to 72.75%) in a lease comprising approximately 2,637 gross acres of land in Zavala County, Texas (the “Murphy Lease”) (collectively “the Leases”).

Upon closing the 10% Zavala County Interest and the Dyami Energy acquisition, the Company’s Zavala County, Texas mineral property interests include a 85% working interest before payout (69% working interest after payout) in the Matthews Lease comprising approximately 2,629 gross acres of land and working interests ranging from 90% to 97% in the Murphy Lease comprising approximately 2,637 gross acres.

After giving effect to the issuance of 3.4 million shares associated with acquisition of Dyami Energy there are approximately 29.7 million shares issued and outstanding in the capital of the Company.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

September 10, 2010

EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Closes Zavala County Acquisitions

Toronto, September 8, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that on August 31, 2010 it closed the acquisition of  Dyami Energy LLC a Texas limited liability corporation (“Dyami Energy”) with mineral interests in two acreage blocks in Zavala County, Texas (the “Dyami Acquisition”). At closing, Eagleford Energy issued 3,418,467 units of the Company at US$0.90 per unit in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assumed US$960,000 of Dyami Energy debt by way of a 6% secured promissory note payable. Each unit is comprised of one common share and one-half a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014.

In addition, on August 31, 2010 the Company completed its previously announced June 14, 2010 acquisition which had closed in escrow. The Company acquired a 10% working interest before payout and a 7.5% working interest after payout in a mineral lease comprising approximately 2,629 gross acres of land in Zavala County, Texas for consideration of USD $200,000, satisfied by $25,000 paid in cash and a $175,000, 5% secured promissory note (the “Note”). The parties agreed to modify the Note payment due dates as follows: $100,000 of principal together with all accrued interest is due and payable on February 28, 2011 and $75,000 of principal together with all accrued interest is due and payable on August 31, 2011.

Giving effect to the Dyami Acquisition, the Company’s Zavala County, Texas mineral property interests include a 85% working interest before payout (69% working interest after payout) in the Matthews Lease comprising approximately 2,629 gross acres of land and working interests ranging from 90% to 97% in the Murphy Lease comprising approximately 2,637 gross acres (collectively “the Leases”).

The Leases are located in Zavala County which is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.

Eric Johnson, VP Operations at Dyami Energy stated, “We are excited by the potential for hydrocarbon production from our existing acreage blocks.  Both leases are in prime areas of the Eagle Ford Shale oil window as indicated by the recent results of Petrohawk’s (Petrohawk Energy Corporation NYSE: HK) announced 355 barrels a day Mustang Ranch “C” #1H well southwest of our Matthews Lease and Chesapeake’s (Chesapeake Energy Corporation NYSE: CHK) recently announced initial production of 930 barrels a day from its Traylor North 1-H well, located southwest of our Murphy Lease. The successes of the majors in neighbouring leases and the blanket nature of the Eagle Ford Shale support our own data and correlative logs indicating we are on track to have our own successes.  We are also looking forward to expanding the play by testing the Edwards formation below the Eagle Ford and analyzing fresh data on a heavy oil field found on our Matthews Lease, where prior engineering studies delineate approximately 150 million barrels of heavy oil in several San Miguel stacked sands.”

There are approximately 29.7 million shares issued and outstanding in the capital of the Company after giving effect to the issuance of shares associated with closing the Dyami Acquisition of which 1.7 million are held in escrow pending confirmation of 100,000 barrels of oil or natural gas equivalent of proven reserves on the Murphy Lease or below the San Miguel formation on the Mathews Lease.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.